UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31705 / July 6, 2014

_____

In the Matter of	:
	:
Nuveen ETF Trust	:
Nuveen Fund Advisors, LLC	:
Nuveen Securities, LLC	:
	:
333 West Wacker Drive	:
Chicago, IL 60606	:
	:
(812-14428)	:

_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Nuveen ETF Trust, Nuveen Fund Advisors, LLC and Nuveen Securities, LLC filed an
application on February 27, 2015, and an amendment to the application on June 3, 2015,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the
Act, under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of
the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1)
and 17(a)(2) of the Act.

The order permits: (a) actively managed series of Nuveen ETF Trust to issue shares ("Shares")
redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in
Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under
certain circumstances, more than seven days after the tender of Creation Units for redemption;
(d) certain affiliated persons of the series to deposit securities into, and receive securities from,
the series in connection with the purchase and redemption of Creation Units; and (e) certain
registered management investment companies and unit investment trusts outside of the same
group of investment companies as the series to acquire Shares in excess of the limits of section
12(d)(1)(A) of the Act.

On June 8, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31664). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.